8-42152

02021904

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-42152

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED APR 19 2002 WASH D.C. 155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LEK SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 BROADWAY
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL M. HANUKA 212-509-5852
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI LLP
(Name — *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA	NEW YORK	NY	10004
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 03 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, DANIEL M. HANUKA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEK SECURITIES CORPORATION, as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

PAULINE M. MARCH
NOTARY PUBLIC, State of New York
No. 30-4877363
Qualified in New York County
Commission Expires November 17, 2002

Notary Public

Signature

CFO

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEK SECURITIES CORPORATION
AND SUBSIDIARY
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

Credit balances		
Free credit balances and other credit balances in accounts under PAIB agreement	$	23,314
Debit balances		
Debit balances in cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3		0
Reserve computation		
Excess of total credits over total debits		23,314
Amount held on deposit in "Reserve Bank Account", including value of qualified securities, at end of reporting period		378,032
Excess funds in segregation	$	354,718
Reconciliation with Company's corresponding unaudited Part II FOCUS of Form X17a-5 as of December 31, 2001:		
Excess funds in segregation as reported in Part II FOCUS report	$	324,973
Adjustment to computation		29,745
Excess funds in segregation, per above	$	354,718

See the accompanying Independent Auditor's Report

LEK SECURITIES CORPORATION
AND SUBSIDIARY
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

1 Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3):	$	0
A. Number of items		0
2 Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3:	$	0
A. Number of items		0

The above information relating to possession or control requirements under rule 15c3-3 does not differ from the information filed by the Company on Form X-17a-5 Part II as of December 31, 2001

See the accompanying Independent Auditor's Report

KAUFMANN,
GALLUCCI LLP
CERTIFIED PUBLIC ACCOUNTANTS

April 18, 2002

Mr. John Reswow
Field Supervisor
NASD Regulation, Inc.
One Liberty Plaza
New York, NY 10006

SEC MAIL PROCESSING
RECEIVED
APR 1 9 2002
WASH. D.C. 155 SECTION

Re: Lek Securities Corporation

Dear Mr. Reswow:

As requested in your letter dated April 9, 2002 concerning the above registrants filing of the audited financial statements as of December 31, 2001, we are enclosing:

1. A reconciliation, including appropriate explanation, of the audited Computation of 15c3-3 Reserve requirements and the broker-dealer's corresponding computation included in the unaudited Part II, and

2. Information Relating to Possession or Control Requirements under SEC Rule 15c3-3.

In addition, we have enclosed a newly completed Part III Facing Page.

If you should need any further information, please contact me.

Sincerely,

Robert J. Kaufmann, CPA

Enclosures: as above

cc: SEC- New York
✓SEC- Washington, D.C. with two signed originals of Part III
Daniel Hanuka, CFO- Lek Securities Corporation

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279